# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cango Inc., CIK 0001725123
CUSIP: 137586103
Title of class of securities: Class A Ordinary Shares, US$0.0001 par value per share
Address of issuer's principal executive offices: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China (F4), 200124
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-011856
Filed by CIK 0001293451

## Reporting persons
- Tencent Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 17,038,248; shared voting power 0; sole dispositive power 17,038,248; shared dispositive power 0; aggregate amount beneficially owned 17,038,248 (12.7% of the class)
- Tencent Mobility Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 17,038,248; shared voting power 0; sole dispositive power 17,038,248; shared dispositive power 0; aggregate amount beneficially owned 17,038,248 (12.7% of the class)

## Item 1. Issuer
Name of issuer: Cango Inc.
Address of issuer's principal executive offices: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area,Shanghai 200124, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Tencent Holdings Limited
Tencent Mobility Limited
Address of principal business office or, if none, residence:
For both Tencent Holdings Limited and Tencent Mobility Limited:
Level 29, Three Pacific Place, No.1 Queen's Road East, Wanchai, Hong Kong
Citizenship: Tencent Holdings Limited - Cayman Islands; Tencent Mobility Limited - Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference. Percent of class determined is based on 134,597,551 Class A Ordinary Shares of the Issuer outstanding as reported in the annual report on Form 20-F publicly filed by the Issuer with the U.S. Securities and Exchange Commission on March 27, 2025. Tencent Holdings Limited may be deemed to have beneficial ownership of the 17,038,248 Class A Ordinary Shares represented by ADSs held by Tencent Mobility Limited, its wholly-owned subsidiary. There is no CUSIP number assigned to the Class A Ordinary Shares, US$0.0001 par value per share ("Class A Ordinary Shares"). CUSIP number 137586103 has been assigned to the American Depositary Shares ("ADSs") of Cango Inc. (the "Issuer"), which are quoted on the New York Stock Exchange under the symbol "CANG." Each ADS represents two Class A Ordinary Shares.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tencent Holdings Limited: /s/ Ma Huateng, Ma Huateng, Director (05/12/2025)
- Tencent Mobility Limited: /s/ Ma Huateng, Ma Huateng, Director (05/12/2025)
Comment: LIST OF EXHIBITS

Exhibit No. Description
A Joint Filing Agreement